NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

RECEIVED
2006 JAN 26 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

[redacted]

23.01.2006

06010487

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

MMC 82-4270

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated January 18, 2006

2. Press release dated January 18, 2006: Norilsk Nickel awarded international certificates for compliance with international standards of quality control and environmental management

All above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

PROCESSED
JAN 26 2006
THOMSON FINANCIAL

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. Location of the Issuer	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to release the information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish the information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
The Issuer's share in the authorized capital of the following commercial organization has been changed (full name of the organization): ***Closed Joint-Stock Company "Health and Sports Complex Fitness-Centre Excellent";*** Location of the aforementioned organization: ***660021, Russia, Krasnoyarsk, ul. Kopylova 2a;*** The Issuer's share in the authorized capital of the aforementioned organization before change: 33.33*%;* Percentage of ordinary shares of the aforementioned organization owned by the Issuer before change: *33.33%;* The Issuer's share in the authorized capital of the aforementioned organization after change: *0%;* Percentage of ordinary shares of the aforementioned organization owned by the Issuer after change: *0%.* Date when the Issuer's share in the authorized capital of the aforementioned organization was changed: ***January 18, 2005.***

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

January 18, 2006

NORILSK NICKEL

18.01.2006

Norilsk Nickel awarded international certificates for compliance with international standards of quality control and environmental management

The Norilsk Nickel Mining and Metallurgical Company (MMC Norilsk Nickel) has been awarded certificates for the development and implementation of its Integrated System of Quality Control and Environmental Management (ISQCEM) in accordance with international standards ISO 9001:2000 and ISO 14001:2004 in the area of "Management of Production and Projects, Marketing and Delivery of Products (nickel, copper, cobalt, precious metals, sulphur, selenium and tellurium)".

The system is accredited by international accreditation bodies UKAS (Great Britain) and Road voor Accreditatie (Netherlands).

One of the world's leading international certification bodies, BVQI (Holding) SA, has acknowledged that the certification of the Integrated System is a hitherto unique event, in that a single certificate has been awarded for compliance with two standards at once.

As Jokves Rozenberg, MMC Norilsk Nickel's Deputy General Director and Management Representative for ISQCEM says – "The world community has given a serious appraisal of the company's efforts. We are now looking forward to our Integrated System gaining recognition in the USA (ANAB). The certificates we have been awarded are valid so long as our system of management continues to function successfully. And our task is not only to see to it that we match up to the standards that are demanded of us, but to further develop the system in order to gain certification in other areas and in order to implement other international standards, such as ISO 17025, OHSAS 18001, SA 8000, AA 1000, among others."